UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Marketing Worldwide Corporation

Common Stock, par value $0.001

CUSIP # 57061T201

January 22, 2013

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57061T201	13G	Page 1 of 4

1.	Name of Reporting Person Black Arch Opportunity Fund LP

I.R.S. Identification No. of Above Person (entities only) 46-1609537

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

	5.	Sole Voting Power	37,012,200

Number of Shares	6.	Shared Voting Power	37,012,200
Owned by Each
Reporting Person	7.	Sole Dispositive Power	37,012,200
With
	8.	Shared Dispositive Power	37,012,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,012,200

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 7.9%

12.	Type of Reporting Person PN

CUSIP No. 57061T201	13G	Page 2 of 4

ITEM 1 (a) NAME OF ISSUER: Marketing Worldwide Corporation

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2212 Grand Commerce Drive, Howell, Michigan 48855

ITEM 2 (a) NAME OF PERSON FILING    Black Arch Opportunity Fund LP

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

230 Park Ave. Suite 539 New York, NY 10169

(c) CITIZENSHIP

United States of America

(d) TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.001

(e) CUSIP NUMBER    57061T201

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

CUSIP No. 57061T201	13G	Page 3 of 4

ITEM 4 OWNERSHIP

(a) Amount beneficially owned: Reporting Person is the beneficial owner of 37,012,200 shares of common stock. In addition, Reporting Person holds Issuer’s Series E 6% Convertible Preferred Stock notes in the aggregate principal amount of $18,300. The Series E Convertible Preferred Stock may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer’s securities held by any other person or entity.

(b) Percent of class: 9.76%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 37,012,200

(ii) Shared power to vote or to direct the vote: 37,012,200

(iii) Sole power to dispose or to direct the disposition of: 37,012,200

(iv) Shared power to dispose or to direct the disposition of: 37,012,200

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 57061T201	13G	Page 4 of 4

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Black Arch Opportunity Fund LP

/s/ Scott Levin

By: Scott Levin

Its: President of the General Partner

Date: January 22, 2013